UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

TRUETT-HURST, INC.
(Name of Issuer)

Class A Common stock, $0.001 par value
(Title of Class of Securities)

897871109
(CUSIP Number)

June 19, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897871109		13G	Page of 2 Pages 10

1.	Name of Reporting Persons: 1987-1988 Richard C Blum Irrevocable Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 680,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 680,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 680,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 18.89%†
12.	Type of Reporting Person (See Instructions): OO

†The calculation of the foregoing percentage is based on 3,599,778 shares of Class A Common Stock outstanding as of May 15, 2014 as reported in the Truett-Hurst, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Securities and Exchange Commission on May 15, 2014.

CUSIP No. 897871109		13G	Page of 3 Pages 10

1.	Name of Reporting Persons: Michael Klein, as trustee of the 1987-1988 Richard C Blum Irrevocable Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 680,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 680,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 680,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 18.89%†
12.	Type of Reporting Person (See Instructions): IN
†The calculation of the foregoing percentage is based on 3,599,778 shares of Class A Common Stock outstanding as of May 15, 2014 as reported in the Truett-Hurst, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Securities and Exchange Commission on May 15, 2014.

Item 1.	(a). Name of Issuer Truett-Hurst, Inc. (the “Company”) (b). Address of Issuer’s Principal Executive Offices: 4035 Westside Road Healdsburg, California 95448
Item 2(a). Item 2(b).
Name of Person Filing
Address of Principal Business Office

(i) 1987-1988 Richard C Blum Irrevocable Children’s Trust
(ii) Michael Klein, as trustee of the 1987-1988 Richard C Blum Irrevocable Children’s Trust

1133 Connecticut Avenue NW Suite 600
Washington, DC 20036

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(c).	Citizenship See Item 4 of each cover page
Item 2(d).	Title of Class of Securities: Class A Common stock, $0.001 par value (the “Common Stock”)
Item 2(e).	CUSIP Number: 897871109
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.
Ownership.
(a) Amount beneficially owned:

As of June 13, 2014, the 1987-1988 Richard C Blum Irrevocable Children’s Trust directly held 680,000 shares of the Common Stock. Mr. Michael Klein acts as sole trustee of the 1987-1988 Richard C Blum Irrevocable Children’s Trust has investment and dispositive power over the shares of Common Stock held by the trust. Accordingly, each of the

Reporting Persons may be deemed to be the beneficial owner of 680,000 shares of the Common Stock.

Percent of class:
See Item 11 of each cover page and Item 4(a) above.
(b)           Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:
See Item 5 of each cover page
(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2014

1987-1988 RICHARD C BLUM IRREVOCABLE CHILDREN’S TRUST

By:   /s/ JIM MURRAY
Name: Jim Murray
Title: Chief Financial Officer

MICHAEL KLEIN, AS TRUSTEE OF THE 1987-1988 RICHARD C BLUM IRREVOCABLE CHILDREN’S TRUST

 By: /s/ JIM MURRAY AS ATTORNEY-IN-
       FACT FOR MICHAEL KLEIN

EXHIBIT LIST

1	Power of Attorney, dated June 13, 2014, granted by Michael Klein in favor of Jim Murray.

EXHIBIT 1
POWER OF ATTORNEY

June 13, 2014

The undersigned does hereby nominate, constitute and appoint Jim Murray the undersigned’s true and lawful attorney-in-fact and agent to do any and all acts and things and execute and file any and all instruments which said attorney and agent may deem necessary or advisable to enable the undersigned (in the undersigned’s individual capacity or in any other capacity) to comply with the Securities Exchange Act of 1934 (the “34 Act”) and the Securities Act of 1933 (the “33 Act”) and any requirements of the Securities and Exchange Commission (the “SEC”) in respect thereof, in connection with the preparation, execution and/or filing of (i) any report or statement of beneficial ownership or changes in beneficial ownership of securities of Truett-Hurst, Inc., a Delaware corporation (the “Company”), that the undersigned (in the undersigned’s individual capacity or in any other capacity) may be required to file pursuant to Sections 13(d) or Section 16(a) of the 34 Act, including, without limitation, any Schedule 13G or Schedule 13D (including, in each case, any joint filing agreement with respect thereto), any report or statement on Form 3, Form 4 or Form 5, or to any amendments or supplements thereto, (ii) any report or notice required under Rule 144 of the 33 Act, including Form 144, or any amendment thereto, and (iii) any and all other documents or instruments that may be necessary or desirable in connection with or in furtherance of any of the foregoing, including Form ID, or any amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required pursuant to Section 13(d) or Section 16(a) of the 34 Act or any rule or regulation of the SEC, such power and authority to extend to any form or forms adopted by the SEC in lieu of or in addition to any of the foregoing and to include full power and authority to sign the undersigned’s name in his or her individual capacity or otherwise, hereby ratifying and confirming all that said attorney and agent shall do or cause to be done by virtue thereof.

This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in such matters, which prior authorizations are hereby revoked, and shall remain in effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of June, 2014.

1987-1988 RICHARD C BLUM IRREVOCABLE CHILDREN’S TRUST

By:   /s/ MICHAEL KLEIN
Name: Michael Klein
Title: Trustee

MICHAEL KLEIN, AS TRUSTEE OF THE 1987-1988 RICHARD C BLUM IRREVOCABLE CHILDREN’S TRUST

   /s/ MICHAEL KLEIN